SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2012 1H Business Report

On August 29, 2012, Shinhan Financial Group (“SFG”) filed its 2012 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with International Financial Reporting Standards.

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of June 30, 2012

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2012

1. Introduction of the Group

Company History in 2009 through 2012

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

Principal Subsidiaries under Korean Law (as of June 30, 2012)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management 2)	100.0%
SHC Management	100.0%
Shinhan Savings Bank 3)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On November 2, 2011, Shinhan Private Equity renamed as “Shinhan Private Equity Investment Management” upon acquisition of a non-discretionary investment advisory license.
3)	On December 28, 2011, Shinhan Savings Bank became a direct subsidiary upon obtaining a savings bank license.

Indirect subsidiaries held through direct subsidiaries (as of June 30, 2012)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	99.8%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam 1)	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Europe Ltd.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 2)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity Investment Management	Shinhan NPS Private Equity Fund 1st	5.0	% 3)
	Shinhan Private Equity Fund 2nd	2.2	% 4)

1)	On November 28, 2011, upon 100% acquisition of Shinhan Vina Bank, Shinhan Bank Vietnam was merged with Shinhan Vina Bank.
2)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
4)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.

Number of Shares (as of June 30, 2012)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	1H 2012 (Jan. 1 ~ Jun. 30)	FY2011 (Jan. 1 ~ Dec. 31)	FY2010 (Jan. 1 ~ Dec. 31)
Operating income	2,002.1	4,134.8	3,414.5
Equity in income(loss) of associates	13.0	57.8	15.3
Earnings before income tax	2,015.1	4,192.6	3,429.8
Income taxes	472.3	919.9	570.4
Consolidated net income	1,542.8	3,272.6	2,859.4
Net income in majority interest	1,457.7	3,100.0	2,684.6
Net income in minority interest	85.1	172.6	174.8

  Some of the totals may not sum due to rounding

Source and Use of Funds

(KRW billion)

Consolidated Basis (KRW billion, %)		1H 2012				FY2011				FY2010
		Jan. 1 ~ Jun. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	166,495.5	56.71	2,293.9	2.76	156,280.5	55.28	4,181.0	2.68	149,653.3	56.11	3,935.6	2.63
	Borrowings	14,430.9	4.92	131.5	1.82	14,037.4	4.97	259.2	1.85	12,403.4	4.65	250.4	2.02
	Debentures	39,833.5	13.57	907.2	4.55	40,017.2	14.16	1,942.9	4.86	40,356.3	15.13	2,041.2	5.06
	Other Liabilities	45,544.1	15.51	—	—	44,174.6	15.63	—	—	38,446.2	14.41	—	—

	Total Liabilities	266,304.1	90.71	—	—	254,509.7	90.03	—	—	240,859.2	90.30	—	—

	Total Stockholder’s Equity	27,283.0	9.29	—	—	28,184.6	9.97	—	—	25,872.4	9.70	—	—

	Total Liabilities & SE	293,587.1	100.00	—	—	282,694.3	100.00	—	—	266,731.6	100.00	—	—

Use	Currency & Due from Banks	16,617.8	5.66	146.7	1.77	14,396.1	5.09	248.6	1.73	14,457.1	5.42	168.5	1.17
	Loans	192,436.3	65.55	5,686.2	5.91	186,828.2	66.09	11,265.3	6.03	174,360.4	65.37	10,561.5	6.06
	Loans in KRW	148,029.9	50.42	4,196.9	5.67	143,097.0	50.62	8,281.2	5.79	135,645.6	50.85	7,632.4	5.63
	Loans in Foreign Currency	10,320.5	3.52	214.0	4.15	9,510.8	3.36	379.1	3.99	8,940.8	3.35	377.3	4.22
	Credit Card Accounts	17,348.2	5.91	918.8	10.59	17,740.2	6.28	1,887.5	10.64	16,278.4	6.10	1,794.8	11.03
	Others	16,737.8	5.70	356.4	4.26	16,480.2	5.83	717.5	4.35	13,495.8	5.06	756.9	5.61
	AFS Financial Assets	29,586.3	10.08	587.0	3.97	25,588.5	9.05	1,025.9	4.01	22,045.7	8.27	953.6	4.33
	HTM Financial Assets	11,823.2	4.03	300.4	5.08	12,307.7	4.35	642.9	5.22	12,899.1	4.84	687.4	5.33
	Other Assets	43,123.5	14.69	—	—	43,573.8	15.41	—	—	42,969.3	16.11	—	—

	Total Assets	293,587.1	100.00	—	—	282,694.3	100.00	—	—	266,731.6	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Jun. 30, 2012	Dec. 31, 2011	Dec. 31, 2010
Aggregate Amount of Equity Capital (A)	24,342.6	22,315.4	23,369.7

Risk-Weighted Assets (B)	197,726.9	195,579.4	188,785.7

BIS Ratio (A/B) 1)	12.31%	11.41%	12.38%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I. is used as an index for measuring capital adequacy.
2)	BIS ratio for Dec. 31, 2010 based on Korean GAAP is 12.77%

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Jun. 30, 2012	Dec. 31, 2011	Dec. 31, 2010
Shinhan Bank 1)	BIS Capital Adequacy Ratio	15.52	15.26	15.47
Jeju Bank 1)	BIS Capital Adequacy Ratio	14.14	13.27	13.40
Shinhan Card 1)	Adjusted Equity Capital Ratio	26.99	24.84	25.18
Shinhan Investment Corp. 2)	Net Capital Ratio	664.91	700.78	658.31
Shinhan Life Insurance 2)	Solvency Margin Ratio	277.71	324.02	397.93
Shinhan BNPP AM 2)	Net Capital Ratio	527.35	599.73	708.31
Shinhan Capital 2)	Adjusted Equity Capital Ratio	14.87	14.90	14.23
Shinhan Savings Bank	BIS Capital Adequacy Ratio	12.88	n/a	n/a

•

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel II FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratios

•	Basel II TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratios

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratios

•

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•

Net Capital Ratio is computed in accordance with the guidelines issued by the FSC. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

•

Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%. The risk-based capital methodology was applied in calculating the solvency margin ratio of Shinhan Life Insurance.

1)	Capital adequacy ratios for Dec. 31, 2010 based on K-GAAP is as follows:

Shinhan Bank: 15.93%, Jeju Bank: 14.18%, Shinhan Card: 24.99%

2)	Capital adequacy ratios of Shinhan Investment Corp., Shinhan Life Insurance, Shinhan BNPP AM, and Shinhan Capital for Dec. 31, 2010 are based on K-GAAP

1) Liquidity Ratios

Won Liquidity Ratio	(KRW billion, %)

Company	Jun. 30, 2012			Dec. 31, 2011			Dec. 31. 2010
	Won Assets	Won Liabilities	Won Liquidity Ratio	Won Assets	Won Liabilities	Won Liquidity Ratio	Won Assets	Won Liabilities	Won Liquidity Ratio
Shinhan Financial Group	297.5	41.2	721.7	4,225.5	3,911.2	108.0	972.6	246.0	395.3
Shinhan Bank	62,979.6	40,047.7	157.3	56,609.5	46,635.4	121.4	54,646.2	45,786.9	119.3
Shinhan Card	14,609.5	3,421.0	427.1	15,417.2	3,417.5	451.1	13,160.9	3,450.1	381.5
Shinhan Investment Corp.	9,428.5	6,603.6	142.8	6,161.4	5,036.5	122.3	6,615.7	5,293.5	125.0
Shinhan Life Insurance	1,330.8	351.6	378.5	843.5	341.5	247.0	517.3	254.7	203.1
Shinhan Capital	425.8	354.5	120.1	519.0	147.9	350.8	758.8	295.0	257.2
Jeju Bank	968.4	543.0	178.3	982.2	686.2	143.1	899.3	618.8	145.3
Shinhan Savings Bank	466.5	352.9	132.2	—	—	—	—	—	—

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
3)	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, Shinhan Savings Bank: Due within 3 months

Foreign Currency (FC) Liquidity Ratio	(KRW billion, %)

	Jun. 30, 2012			Dec. 31, 2011			Dec. 31, 2010
Company	FC Assets	FC Liabilities	FC Liquidity Ratio	FC Assets	FC Liabilities	FC Liquidity Ratio	FC Assets	FC Liabilities	FC Liquidity Ratio
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	27,901.4	23,821.2	117.1	25,887.9	22,254.2	116.3	24,238.7	23,092.8	105.0
Shinhan Investment Corp.	360.1	345.0	104.4	23.3	23.5	99.0	11.5	10.3	111.5
Shinhan Capital	180.9	124.2	145.7	51.5	21.9	235.7	333.5	285.0	117.0
Jeju Bank	9.6	5.2	186.1	15.4	9.4	164.3	13.0	10.5	123.8

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

3) Asset Quality

Consolidated Basis	(KRW billion, %)

	Jun. 30, 2012	Dec. 31, 2011	Dec. 31, 2010
Total Loans	198,276.2	201,245.9	184,676.3
Substandard & Below	3,093.3	2,587.1	2,736.8
Substandard & Below Ratio	1.56	1.29	1.48
Non-Performing Loans	2,545.5	1,903.5	1,977.7
NPL Ratio	1.28	0.95	1.07
NPL Coverage Ratio	150.40	162.19	132.80
Loan Loss Allowance 1)	4,652.4	4,196.0	3,634.5
Substandard & Below Loans	3,093.3	2,587.1	2,736.8

1)	Including reserve for credit losses

Separate Basis	(KRW billion, %)

	Jun. 30, 2012			Dec. 31, 2011			Dec. 31, 2010
	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.31	1.08	151.41	1.09	0.82	166.11	1.31	0.91	133.10
Shinhan Card	2.17	1.71	203.34	1.69	1.26	236.08	1.90	1.44	182.65
Shinhan Investment Corp.	16.22	17.01	74.82	16.97	16.92	71.46	12.29	12.29	82.41
Shinhan Life Insurance	0.45	0.25	231.16	0.45	0.23	280.64	0.62	1.48	226.89
Shinhan Capital	2.69	2.26	58.76	2.79	1.31	82.85	2.38	1.86	80.44
Jeju Bank	1.33	1.19	111.20	1.62	1.03	93.73	1.57	1.28	113.74
Shinhan Savings Bank	40.87	40.87	18.30	—	—	—	—	—	—

1)	Including reserve for credit losses

4) Write-Offs & Provision for Credit Losses

<SFG Consolidated Basis>

(KRW billion)

	1H 2012	FY2011	FY2010
Allowance for loan losses	2,982.4	2,729.1	2,993.3
Allowance for acceptances and guarantee	98.2	85.8	171.0
Allowance for unused loan commitments	431.2	444.8	462.5
Other allowance	200.6	339.0	225.9

Total allowance	3,712.4	3,598.7	3,852.7

Write-offs	491.6	1,382.1	1,284.7

<Shinhan Bank>

(KRW billion)

	1H 2012	FY2011	FY2010
Allowance for loan losses	1,781.9	1,580.9	1,803.8
Allowance for acceptances and guarantee	119.7	109.5	208.7
Allowance for unused loan commitments	82.1	85.2	85.8
Other allowance	122.0	256.2	155.4

Total allowance	2,105.7	2,031.8	2,253.8

Write-offs	173.2	811.8	773.1

<Shinhan Card>

(KRW billion)

	1H 2012	FY2011	FY2010
Allowance for loan losses	762.9	706.2	703.8
Allowance for acceptances and guarantee	—	—	—
Allowance for unused loan commitments	339.3	345.3	367.5
Other allowance	49.9	50.6	42.5

Total allowance	1,152.1	1,102.1	1,113.8

Write-offs	223.4	451.5	436.8

4) Debt to Equity Ratios

Shinhan Financial Group	(KRW billion)

Separate Basis	Jun. 30, 2012	Dec. 31, 2011 1)	Dec. 31, 2010
Debt	7,308.6	11,413.4	6,907.6
Equity	19,788.2	19,430.8	20,753.0
Debt to Equity Ratio	36.93%	58.74%	33.29%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower

(KRW billion)

As of Jun. 30, 2012 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptance	Others	Total Exposures
Ministry of Strategy & Finance	—	—	7,837	—	—	7,837
Bank of Korea	1,370	—	4,972	—	—	6,342
Hyundai Heavy Industries Co., Ltd.	4	161	345	2,991	—	3,502
Industrial Bank of Korea	582	144	2,194	—	—	2,921
Korea Development Bank	16	—	2,510	—	—	2,525
Korea Deposit Insurance Corporation	—	—	2,438	—	—	2,438
Korea Finance Corporation	—	—	2,212	—	—	2,212
Korea Land & Housing Corporation	—	—	1,903	—	—	1,903
Korea Securities Finance Corporation	32	—	1,571	—	—	1,603
Woori Bank	145	141	1,257	6	—	1,548
Kookmin Bank	109	146	1,069	3	—	1,326
Samsung Heavy Industries Co., Ltd.	0	14	11	1,255	—	1,280
Hana Bank	13	74	1,006	—	—	1,093
Songdo Cosmopolitan City Development Inc.	931	—	20	—	—	951
Samsung C&T Corporation	41	85	457	329	—	912
Hyundai Samho Heavy Industries Co., Ltd.	0	20	—	880	—	900
KEPCO	1	—	882	8	—	892
POSCO	1	6	799	37	—	844
KB Kookmin Card Co., Ltd.	50	—	794	—	—	844
National Federation of Fisheries Cooperatives	1	6	802	—	—	810

Total	3,296	798	33,080	5,510	—	42,685

  Some of the totals may not sum due to rounding

Exposure to Main Debtor Groups	(KRW billion)

As of Jun. 30, 2012 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	110	274	388	4,265	0	5,036
Samsung	193	1,087	965	1,882	0	4,128
Hyundai Motors	1,073	1,216	658	394	0	3,341
SK	409	744	1,062	996	2	3,213
LG	1,606	323	414	138	0	2,481
POSCO	197	258	872	261	6	1,594
Lotte	426	152	582	231	1	1,392
GS	259	187	198	494	0	1,138
LS	197	226	187	332	0	942
Hanwha	361	190	121	117	0	790

Total	4,831	4,656	5,446	9,112	9	24,055

  Some of the totals may not sum due to rounding

Loan Concentration by Industry	(KRW billion)

As of Jun. 30, 2012 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	53,077	20.39%
Manufacturing	35,129	13.49%
Retail and wholesale	12,434	4.78%
Real Estate, leasing and service	19,414	7.46%
Construction	5,162	1.98%
Hotel and leisure	3,850	1.48%
Others	38,429	14.76%
Consumers	92,826	35.66%

Total	260,321	100.00%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	130	18
B	Construction	48	22
C	Construction	44	32
D	Real estate, leasing and service	43	13
E	Finance and insurance	36	4
F	Manufacturing	34	33
G	Manufacturing	33	19
H	Real estate, leasing and service	32	4
I	Real estate, leasing and service	30	20
J	Construction	28	24
K	Manufacturing	25	0
L	Manufacturing	24	24
M	Manufacturing	23	2
N	Real estate, leasing and service	23	2
O	Real estate, leasing and service	23	9
P	Manufacturing	21	15
Q	Construction	20	13
R	Real estate, leasing and service	20	14
S	Science and technology service	18	18
T	Real estate, leasing and service	17	2

Total		672	288

1)	Consolidated basis as of Jun. 30, 2012
2)	Non-Performing Loans are defined as loans past due longer than 90 days.

     Some of the totals may not sum due to rounding

3. Independent Auditor

Audit Opinion for the last 3 years

	1H 2012	FY 2011	FY 2010
Audit Opinion	—	Unqualified	Unqualified

*	For the first half of 2012, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
1H 2012	KPMG Samjong Accounting Corp.	498 1)	Review/Audit of Financial Statements	3,250 hours
2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	9,016 hours
2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours

1)	For one year period

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	Chairman of Shinhan Financial Group Board Steering Committee Chair Corporate Governance & CEO Recommendation Committee Member	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 29, 2012.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	-	4 years starting from March 23, 2011
Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Risk Management Committee Chair Compensation Committee member Corporate Governance & CEO Recommendation Committee Chair	2 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Audit Committee member Compensation Committee Chair	2 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Board Steering Committee member Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011
Jaekun Yoo	August 1941	O	Corporate & CEO Recommendation Committee member	2 years starting from March 23, 2011
Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee member	2 years starting from March 29, 2012
Ke Sop Yun	May 1945	O	Audit Committee Chair Board Steering Committee member	4 years starting from March 17, 2009
Jung Il Lee	August 1952	O	Board Steering Committee member	2 years starting from March 23, 2011
Haruki Hirakawa	November 1964	O	Compensation Committee member	2 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Buhmsoo Choi	Aug. 1956	Deputy President	• Strategic Planning Team • Global Business Strategy Team • Shinhan FSB Research Institute
Sung Ho Wi	June 1958	Deputy President	• Wealth Management Planning Office
Se Il Oh	Sep. 1957	Deputy President	• Corporate & Investment Banking Planning Office
Jae-Gwang Soh	Aug. 1961	Deputy President 1)	• Synergy Management Team • Information & Technology Planning Team • Audit Team
Jung Kee Min	Mar. 1959	Deputy President 1) & Chief Financial Officer	• Finance Management Team • Investor Relations Team • Business Management Team
Dong Hwan Lee	Sep. 1959	Executive Vice-President	• Public Relations Team • CSR & Culture Management Team • General Affairs Team
Bo Hyuk Yim	Mar. 1961	Managing Director	• Risk Management Team
Woo Gyun Park	Mar. 1959	Managing Director	• Compliance Team

1)	Upon expiration of term of office, Mr. Jae-Gwang Soh and Mr. Jung Kee Min were re-appointed as Deputy Presidents by the BOD resolution on August 23, 2012.

Stock Options	(as of July. 31, 2012)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	713,167	480,300	2,012,706	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	2,979,809	1,122,309	3,760,729	—

Note 1)	The weighted-average exercise price of outstanding exercisable options as of Jul. 31, 2012 is KRW 44,510.
2)	The closing price of our common stock was KRW 36,200 on Jul. 31, 2012.

Employees	(As of Jun. 30, 2012)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 1H 2012 (KRW million)	Average Payment per person (KRW million)
Male	127	2 yrs 5 mths	6,861	54
Female	27	3 yrs 10 mths	845	31

Total	154	2 yrs 8 mths	7,706	50

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders 1) of Shinhan Financial Group as of Jun. 30, 2012

Name	No. of Common Shares owned		Ownership%
National Pension Service	34,829,793	3)	7.34	% 3)

BNP Paribas Group	30,106,276	3)	6.35	% 3)

1)	Shareholders who own beneficial ownership of 5% or more.
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2011.
3)	As of December 31, 2011.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2012)	Increase	Decrease	Ending Balance (Jun. 30, 2012)	Ownership% (Jun. 30, 2012)
16,974,245	2,715,374	1,162,417	18,527,202	3.91%

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Jan. 2012	Feb. 2012	Mar. 2012	Apr. 2012	May. 2012	Jun. 2012	Jul. 2012
Price per share	High	45,350	47,000	45,450	44,650	41,300	41,350	40,900
	Low	38,650	43,300	41,850	39,500	37,000	37,250	33,350
	Avg.	41,503	44,733	44,024	42,175	39,531	39,340	36,970
Trading Volume		29,029,924	24,503,901	25,877,380	19,115,298	24,751,394	19,039,724	29,538,364
Highest Daily Trading Volume		3,951,641	2,333,552	2,880,865	1,347,832	1,993,543	1,598,942	2,623,823
Lowest Daily Trading Volume		612,935	640,488	734,827	563,905	565,284	534,206	587,270

American Depositary Shares traded on the New York Stock Exchange						(USD, number of shares)

		Jan. 2012	Feb. 2012	Mar. 2012	Apr. 2012	May. 2012	Jun. 2012	Jul. 2012
Price per share	High	79.83	84.44	80.95	79.08	71.53	71.70	72.84
	Low	67.34	76.92	74.09	69.54	63.74	62.79	58.54
	Avg.	73.82	79.79	77.94	73.73	67.86	67.51	64.74
Trading Volume		1,006,821	959,192	790,114	441,508	622,047	676,960	593,047
Highest Daily Trading Volume		140,487	81,667	78,920	55,206	75,027	68,399	57,657
Lowest Daily Trading Volume		20,666	23,554	16,636	5,464	8,077	7,491	9,613

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2012)	Decrease	Increase	Ending Balance (Jun. 30, 2012)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100	100	0	0
	Loans in KRW	2012-01-30	2017-01-30	4.11%	0	0	100	100
	Loans in KRW	2012-06-28	2017-06-28	3.84%	0	0	100	100
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100	0	0	100
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100	0	0	100
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250	0	0	250
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100	0	0	100
	Loans in KRW	2012-03-14	2017-03-14	4.12%	0	0	150	150
Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.48%	50	50	0	0
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50	50	0	0
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50	0	0	50
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100	0	0	100
	Loans in KRW	2011-01-28	2014-01-28	4.53%	50	0	0	50
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100	0	0	100
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50	0	0	50
	Loans in KRW	2012-03-14	2017-03-14	4.12%	0	0	50	50
Shinhan PE IM	Loans in KRW	2011-08-12	2012-08-10	4.09%	5	0	0	5

Total					1,105	200	400	1,305

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of June 30, 2012

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: August 29, 2012